
03025189

Securities and Exchange Commission
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUL 01 2003
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 1-4368

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

THE LTV STEEL GROUP EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The LTV Corporation
5800 Lombardo Center, Suite 200
Seven Hills, Ohio 44131


PROCESSED
JUL 02 2003
THOMSON
FINANCIAL

REQUIRED INFORMATION

Financial Statements

The LTV Steel Group Employee Stock Ownership Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Audited Financial Statements and Supplemental Schedules of the Plan as of December 31, 2001 and December 31, 2002 and for the year ended December 31, 2002.

Exhibits

23.1 Consent of Ernst & Young LLP
99.1 Certification of The LTV Corporation Officers

CR

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

The LTV Steel Group Employee Stock Ownership Plan

Frank E. Filipovitz
Vice President-Human Resources

Date June 26, 2003

efa/12660

Audited Financial Statements and Supplemental Schedules

THE LTV STEEL GROUP EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 2002 and 2001 and
Year Ended December 31, 2002

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

THE LTV STEEL GROUP EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 2002 and 2001 and Year Ended December 31, 2002



Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Board of Directors
The LTV Corporation

We have audited the accompanying statements of net assets available for benefits of The LTV Steel Group Employee Stock Ownership Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 25, 2003

The LTV Steel Group Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31,	
	2002	2001
Assets		
Investments, at fair value:		
EB Temporary Investment Fund Var Rt	$ 24,037	$ 1,358,905
The LTV Corporation Common Stock	6,208	-
Total investments	30,245	1,358,905
Receivables:		
Income	28	2,525
Total receivables	28	2,525
Net Assets Available for Benefits	$ 30,273	$ 1,361,430

See Notes to Financial Statements.

The LTV Steel Group Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2002
Additions:	
Investment income:	
Net gain from common collective trust	$ 10,565
Net appreciation in fair value of LTV Corporation Common Stock	28,423
	38,988
Deductions:	
Benefits paid to participants	1,370,145
Net decrease	(1,331,157)
Net Assets available for benefits:	
Beginning of year	1,361,430
End of year	$ 30,273

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

THE LTV STEEL GROUP EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 2002 and 2001 and
Year Ended December 31, 2002

NOTE A – STATUS OF PLAN SPONSOR AND PLAN TERMINATION

On December 29, 2000, The LTV Corporation (LTV) and forty-eight of its wholly owned subsidiaries, including LTV Steel Company, Inc., the Plan Sponsor, filed for reorganization under Chapter 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court in the Northern District of Ohio, Eastern Division (the "Court"). LTV is managing/liquidating its business as debtor-in-possession under the supervision of the Court and may not engage in transactions outside the ordinary course of business without approval of the Court.

On December 7, 2001, the Court approved implementation of LTV's Asset Protection Plan ("APP"). The APP provided for the cessation of production, hot idling of steelmaking facilities, and the sale and liquidation of the integrated steel assets.

On February 28, 2002, the Court approved the sale of a majority of LTV's integrated steel making assets to W. L. Ross & Co., LLC. The sale transaction was completed April 12, 2002. The sale of the assets did not affect the value of the LTV Common Stock, as LTV believes its shares to be substantially worthless.

As a result of the Chapter 11 Bankruptcy filing, the Plan Sponsor could neither contribute to the LTV Steel Group Employee Stock Ownership Plan ("the Plan") nor credit to participants' accounts shares of The LTV Corporation Common Stock (LTV Common Stock). However, when a participant terminated, or when an active participant elected to withdraw, such a distribution or withdrawal included the shares and the dividends accrued.

In accordance with an agreement between the United Steelworkers of America ("USWA") and the Plan Sponsor, the Plan Sponsor amended and terminated the Plan on December 30, 2002, effective July 31, 2002. The agreement specified that all LTV Common Stock held in trust (see Note B) for the Plan was to be repurchased by LTV Steel Company, Inc. for the price of $0.01 for each share of LTV Common Stock (see Note H). There were 620,845 shares of LTV Common Stock held in trust at December 31, 2002. Further, to the extent permitted by the agreement with the USWA, Plan expenses could be paid from the trust. In addition, effective for distributions on or after July 31, 2002, distributions from the Plan were to be made only in cash. Also, effective July 31, 2002, if a participant's account did not exceed $5,000, such account was to be paid to the participant, or applicable beneficiary, as soon as administratively possible, without regard to prior participant or beneficiary consent requirements in the Plan, and all participants' accounts were to be distributed as soon as administratively possible.

NOTE A – STATUS OF PLAN SPONSOR AND PLAN TERMINATION (CONTINUED)

These actions did not deprive any participant of any vested rights or result in the funds held in trust by the trustee (see Note B) being used for purposes other than as provided for by the Plan.

No part of the assets of the Plan could be used for or diverted to purposes other than providing benefits to participants under this Plan, or to their beneficiaries.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: As a result of the Plan termination described in Note A, the accompanying financial statements of the Plan are prepared on the liquidation basis of accounting as of and for the year ended December 31, 2002 and on the accrual basis of accounting as of December 31, 2001. The change in basis of accounting resulted in a change in the valuation of LTV Common Stock in 2002. The accrual basis contemplated the continuity of operations and the realization of assets in the ordinary course of business and did not include any adjustments that may have resulted from the outcome of the Plan Sponsor's reorganization under bankruptcy and subsequent implementation of the APP, other than the 2001 write-down of shares of LTV Common Stock to zero (See "Valuation of Investments" below and see Note A).

Plan Assets: Plan assets are retained in The LTV Steel Employee Stock Ownership Plan Trust (Trust) administered by Mellon Bank, N.A. as Trustee.

Valuation of Investments: On December 18, 2001, LTV declared that it was the opinion of management and the board of directors that shares of LTV Common Stock were worthless because the value expected to be generated by the sale of its assets under the APP would be insufficient to provide a recovery for common shareholders in the reorganization process. As such, the value of the LTV Common Stock was written down to zero in the statements of net assets available for benefits at December 31, 2001. The value of the LTV Common Stock at December 31, 2002 is based on the repurchase price, which was established on December 30, 2002 (see Note A), to be paid by LTV Steel Company, Inc. for the shares held by the Plan. The fair value of the Temporary Investment Fund is based on the quoted redemption value on the last business day of the Plan year plus accrued income, and is unaffected by LTV's Bankruptcy filing.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C – DESCRIPTION OF THE PLAN

The Plan was an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (IRC) which covered substantially all hourly employees of LTV Steel Company, Inc., LTV Steel Tubular Products Company and LTV Steel Mining Company (collectively, Steel Group) who were represented by the United Steelworkers of America (USWA) and who were participants in the Plan on January 1, 1994. The Plan was established effective February 1, 1986. The Plan was amended and terminated, effective July 31, 2002, as described more fully in Note A.

All Steel Group contributions to the Plan were made in shares of LTV Common Stock or cash. Plan participants were not permitted to make contributions to the Plan.

LTV Common Stock dividends were allocated to participants' Plan accounts in the form of cash and Plan participants had the option to directly receive current year dividend payments. LTV has not declared dividends on its Common Stock since its third quarter 2000.

The amount of LTV Common Stock allocated to each individual Plan participant's account was subject to statutory limitations for maximum annual contributions to employee benefit plans. Accordingly, any shares of LTV Common Stock that exceeded the limits were to be contributed in future plan years and, until such contribution, they were notionally credited to each participant's account under the terms of a separate trust.

Historically, the Plan recorded a receivable from the Steel Group for these additional shares of LTV Common Stock, which qualified for contribution to the Plan in the current Plan Year. As a result of the Chapter 11 Bankruptcy filing, the Steel Group was no longer permitted to make such contributions. Due to the uncertainty related to the collectibility of these shares, and the July 31, 2002 Plan termination effective date, no receivable was recorded at December 31, 2002 or 2001 for employer contributions of common stock.

NOTE C - DESCRIPTION OF THE PLAN – CONTINUED

Plan participants were entitled to withdraw the employer contributions at any time. A participant could elect to receive the distribution in cash, representing the proceeds of the sale of the shares of LTV Common Stock.

This Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). With the consent of the Steel Group and the USWA, the Plan could be amended or terminated. The Plan was terminated, as described in Note A. This action did not deprive any participant of any vested rights or result in the funds held in trust by the Trustee being used for purposes other than as provided for by the Plan. No part of the assets of the Plan were used for, or diverted to, any purpose other than for the exclusive benefit of all participants at any time prior to the satisfaction of all liabilities with respect to such participants.

All trustee fees and other administrative expenses of the Plan, including any Plan Sponsor costs incurred in connection with the Plan participant-directed sale of LTV Common Stock, were historically borne by the Steel Group. However, to the extent permitted by the agreement with the USWA (see Note A), Plan expenses could be paid from the trust.

NOTE D - PARTICIPANT WITHDRAWALS

Participant withdrawals became effective as of the end of the month in which withdrawal requests were received.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

THE LTV STEEL GROUP EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 2002 and 2001 and
Year Ended December 31, 2002

NOTE E - DIFFERENCE BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits and benefits paid per the financial statements to the Form 5500:

	December 31,	
	2002	2001
Net assets available for benefits per financial statements	$ 30,273	$ 1,361,430
Benefit withdrawals requested by participants	-	(171,871)
Net assets available for benefits per the Form 5500	$ 30,273	$ 1,189,559

	Year Ended December 31, 2002
Benefits paid per the financial statements	$ 1,370,145
Less: Benefit withdrawals requested by participants at December 31, 2001 paid in 2002	(171,871)
Benef its paid per the Form 5500	$ 1,198,274

Amounts allocated to withdrawn participants were recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to year end but not yet paid.

NOTE F - TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees paid during the year ended December 31, 2002 for services rendered by parties-in-interest were based on customary and reasonable rates for such services; the plan administrator believes there were no prohibited parties-in-interest transactions during the year ended December 31, 2002.

NOTE G - INCOME TAX STATUS

The Plan had received a determination letter from the Internal Revenue Service dated July 8, 1996, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan was required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE H – SUBSEQUENT EVENTS

On January 24, 2003, LTV Steel Company, Inc. repurchased the remaining shares of LTV Common Stock held by the Plan (620,845 shares) at a value of $ .01 for each share of stock (see Note A). Proceeds from this transaction, along with existing Plan assets, will be distributed to the remaining Plan participants based on their account balances.

THE LTV STEEL GROUP EMPLOYEE STOCK OWNERSHIP PLAN
EIN 34-0486510 PLAN 031
Schedule H, 4 (i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate Interest, Par or Maturity Value		(d) Cost		(e) Current Value
*	The LTV Corporation	Common Stock; 620,845 Shares	$	9,916,235	$	6,208
*	Units of Participation in the Mellon Bank, N. A. Temporary Investment Fund	EB Temporary Investment Fund		24,037		24,037
			$	9,940,272	$	30,245

* Indicates party-in-interest to the Plan.

THE LTV STEEL GROUP EMPLOYEE STOCK OWNERSHIP PLAN
EIN 34-0486510 PLAN 031
Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2002

(a) Identity of Party Involved	(b) Description of Asset (include interest rate and maturity in case of a loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (i) - Individual transactions in excess of 5% of Plan assets								
Mellon Bank, NA	EB Temp. Inv. Fund 12		$171,871			$171,871	$ 171,871	$0
Mellon Bank, NA	EB Temp. Inv. Fund 12		76,699			76,699	76,699	0
Mellon Bank, NA	EB Temp. Inv. Fund 12		197,214			197,214	197,214	0
Mellon Bank, NA	EB Temp. Inv. Fund 12		219,827			219,827	219,827	0
Mellon Bank, NA	EB Temp. Inv. Fund 12		725,725			725,725	725,725	0
Mellon Bank, NA	BSDT Lt Money Dep. Acct.	$725,725				725,725	725,725	
Mellon Bank, NA	BSDT Lt Money Dep. Acct.		725,725			725,725	725,725	0
Mellon Bank, NA	EB Tmp.Inv. Fd Var Rt	725,725				725,725	725,725	
Mellon Bank, NA	EB Temp. Inv. Fund Var Rt		222,456			222,456	222,456	0
Mellon Bank, NA	EB Temp. Inv. Fund Var Rt		482,671			482,671	482,671	0
Category (iii) - Series of transaction in excess of 5% of Plan assets.								
Mellon Bank, NA	Temp. Invest. Fd 12 (9)	$32,430				$32,430	$32,430	
Mellon Bank, NA	Temp. Invest. Fd 12 (5)		$1,391,335			1,391,335	1,391,335	$0
Mellon Bank, NA	Tmp.Inv. Fund Var Rt (4)	729,164				729,164	729,164	
Mellon Bank, NA	Tmp.Inv. Fund Var Rt (2)		705,127			705,127	705,127	0
Mellon Bank, NA	BSDT Lt Mn Dep. Acct.(1)	725,725				725,725	725,725	
Mellon Bank, NA	BSDT Lt Mn Dep. Acct.(1)		725,725			725,725	725,725	0

There were no category (ii) or (iv) reportable transactions during 2002.

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-54229) pertaining to The LTV Steel Group Employee Stock Ownership Plan, LTV Steel Group Excess Benefit Plan and LTV Steel Stock Bonus Plan of our report dated June 25, 2003, with respect to the financial statements and schedules of The LTV Steel Group Employee Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst + Young LLP

Cleveland, Ohio
June 25, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned officers of The LTV Corporation, on behalf of The LTV Steel Group Employee Stock Ownership Plan (the "Plan"), do hereby certify in accordance with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to their knowledge:

> The Annual Report on Form 11-K of the Plan for the period ending December 31, 2002 (the "Annual Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and
>
> The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 26, 2003

Glenn J. Moran
Chairman, President and Chief Executive Officer

John T. Delmore
Vice President and Controller